Exhibit 3.4

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

Cdn$ millions (unaudited)

As at	Note	March 31, 2025	December 31, 2024
Assets
Current
Accounts receivable	13	359.2	348.2
Inventory		47.9	47.8
Prepaid expenses and deposits		43.0	30.0
Cross-currency swap asset	6, 13	0.4	28.6
Other assets		—	4.5
Risk management asset	13	—	47.0
Marketable securities	3, 13	481.8	—
Assets held for sale	4	154.1	—
Total current assets		1,086.4	506.1
Property, plant and equipment	4	10,437.1	10,456.4
Other assets		15.0	15.0
Total assets		11,538.5	10,977.5

Liabilities
Current
Accounts payable and accrued liabilities	5	856.6	918.7
Deferred revenue		56.3	57.4
Lease and other obligations	7	64.3	64.5
Decommissioning provision	8	41.0	40.9
Risk management liability	13	58.1	44.6
Liabilities associated with assets held for sale	4, 8	0.8	—
Total current liabilities		1,077.1	1,126.1
Debt	6	2,898.6	2,461.6
Lease and other obligations	7	243.7	282.5
Decommissioning provision	8	233.5	249.8
Deferred tax liability		1,052.8	990.7
Risk management liability	13	59.8	43.1
Total liabilities		5,565.5	5,153.8

Equity
Share capital	12	3,590.2	3,590.5
Contributed surplus		49.9	49.9
Retained earnings		2,332.9	2,183.3
Total equity		5,973.0	5,823.7
Total liabilities and equity		11,538.5	10,977.5

Commitments and contingencies (Note 14)

Subsequent event (Note 17)

See accompanying notes to the condensed consolidated interim financial statements.

1 | STRATHCONA RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Cdn$ millions, except per share amounts (unaudited)

For the Three Months Ended March 31,	Note	2025	2024
Revenues and other income
Oil and natural gas sales	9	1,459.0	1,298.8
Sale of purchased products		7.3	2.0
Royalties		(138.2)	(126.2)
Oil and natural gas revenues		1,328.1	1,174.6
Loss on risk management contracts	13	(78.0)	(39.7)
Other income		1.2	0.1
		1,251.3	1,135.0

Expenses
Purchased product		7.6	2.0
Blending costs		326.2	294.6
Production and operating		231.2	214.2
Transportation and processing		142.4	143.4
General and administrative		24.7	22.0
Interest	6	38.4	45.4
Transaction related costs		0.6	0.1
Finance costs	10	20.7	22.3
Depletion, depreciation and amortization	4	215.7	221.8
Foreign exchange (gain) loss	11	(1.0)	20.4
Unrealized loss on Sable remediation fund		—	0.1
		1,006.5	986.3

Gain on marketable securities	3, 13	22.7	—
Income before income taxes		267.5	148.7
Income tax expense		62.2	48.1
Income and comprehensive income		205.3	100.6
Net income per share
Basic and Diluted	12	0.96	0.47

See accompanying notes to the condensed consolidated interim financial statements.

2 | STRATHCONA RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

Cdn$ millions (unaudited)

	Note	Share Capital	Contributed Surplus	Retained Earnings	Total Equity
Balance as at December 31, 2023		3,590.5	49.9	1,686.7	5,327.1
Income and comprehensive income		—	—	100.6	100.6
Balance as at March 31, 2024		3,590.5	49.9	1,787.3	5,427.7

Balance as at December 31, 2024		3,590.5	49.9	2,183.3	5,823.7
Share issue costs	12	(0.3)	—	—	(0.3)
Dividends	12	—	—	(55.7)	(55.7)
Income and comprehensive income		—	—	205.3	205.3
Balance as at March 31, 2025		3,590.2	49.9	2,332.9	5,973.0

See accompanying notes to the condensed consolidated interim financial statements.

3 | STRATHCONA RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

Cdn$ millions (unaudited)

For the Three Months Ended March 31,	Note	2025	2024
Cash flow from (used in) operating activities
Net income		205.3	100.6
Items not involving cash	15	352.2	354.9
Decommissioning costs	8	(23.5)	(11.6)
Changes in non-cash working capital	15	(17.1)	(35.1)
		516.9	408.8

Cash flow from (used in) financing activities
Draw (repayment) of debt	6, 11	461.7	(80.1)
Lease and other obligations	7	(48.1)	(19.2)
Debt issuance costs		(1.9)	(11.4)
Cash dividends paid	12	(55.7)	—
Share issue costs	12	(0.3)	—
		355.7	(110.7)

Cash flow from (used in) investing activities
Property, plant and equipment expenditures	4	(350.6)	(286.1)
Property acquisitions and dispositions, net	4	0.5	—
Purchase of marketable securities	3, 13	(459.1)	—
Changes in non-cash working capital	15	(63.4)	(12.0)
		(872.6)	(298.1)
Change in cash		—	—
Cash, beginning of period		—	—
Cash, end of period		—	—

Cash interest paid		49.8	61.4

See accompanying notes to the condensed consolidated interim financial statements.

4 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted (unaudited)

1. DESCRIPTION OF BUSINESS

Strathcona Resources Ltd. (“Strathcona” or the “Company”) is a corporation that exists under, and is governed by, the provisions of the Business Corporations Act (Alberta) (the “ABCA”). Strathcona's Common Shares are listed on the TSX under the trading symbol "SCR" and commenced trading on October 5, 2023.

At March 31, 2025, approximately 79.6% of the Company’s shares were owned by certain limited partnerships comprising of Waterous Energy Fund and its affiliates (collectively, “WEF”).

Strathcona is engaged in the exploration, acquisition, development and production of petroleum and natural gas reserves in western Canada. The condensed consolidated interim financial statements (the “financial statements”) include the results of Strathcona Resources Ltd. and its wholly owned subsidiaries.

The Company’s head office is located at Suite 1900, 421 – 7 Avenue SW, Calgary, Alberta, Canada, T2P 4K9.

2. BASIS OF PREPARATION

Preparation

These financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting, using the same accounting policies as those set out in Note 3 of the audited annual consolidated financial statements for the year ended December 31, 2024 which were prepared in accordance with IFRS® Accounting Standards (the “Accounting Standards”) as issued by the International Accounting Standards Board ("IASB"). Certain disclosures, which are normally required to be included in the notes to the audited annual consolidated financial statements, have been condensed or omitted. The financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements and notes thereto for the year ended December 31, 2024.

In these financial statements, all amounts are expressed in Canadian dollars (“CAD” or “C$”) unless otherwise indicated, which is the Company’s functional and presentation currency.

In preparing these financial statements, the Company applied the same accounting policies and key sources of estimation uncertainty as those that were applied to the Company’s audited annual consolidated financial statements for the year ended December 31, 2024 except as noted below.

During the three months ended March 31, 2025, the Company applied the following:

Assets held for sale

The Company classifies assets as held for sale when the carrying amount will be principally recovered through a sale transaction rather than through continuing development or use. This condition is met when the sale is highly probable and the asset is available for immediate sale in its present condition. For the sale to be highly probable management must be committed to a plan to sell the asset and an active program to locate a buyer and complete the plan must have been initiated. The asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value and the sale should be expected to be completed within one year from the date of classification. However, certain events or circumstances beyond the Company's control may extend the period to complete the sale beyond one year.

Immediately before the property, plant and equipment is classified as held for sale it is assessed for indicators of impairment or impairment reversal and is measured at the lower of its carrying amount and fair value less costs of disposal, with any impairment loss or reversal of impairment recognized in the condensed consolidated statement of income. Non-current assets held for sale and their associated liabilities are classified and presented as current assets and liabilities within the condensed consolidated statement of financial position. Assets held for sale are not depleted, depreciated or amortized.

Financial instruments

i) Marketable securities

Marketable securities are listed equity shares and are included in current assets. The Company's marketable securities are classified as financial assets at fair value through profit or loss and are reported at fair value based on changes to quoted share prices. Changes in fair value, and any dividends earned, are recorded through income at each reporting period.

5 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted (unaudited)

New Accounting Policies

The Company has adopted all published standards, interpretations or amendments to accounting standards, issued by the International Accounting Standards Board, that are effective for annual periods beginning on or after January 1, 2025. There was no material impact to the financial statements.

These financial statements were authorized for issue by the Board of Directors (the "Board") on May 15, 2025.

3. MARKETABLE SECURITIES

As at	March 31, 2025	December 31, 2024
Balance, beginning of period	—	—
Additions	459.1	—
Gain on marketable securities	22.7	—
Balance, end of period	481.8	—

4. PROPERTY, PLANT AND EQUIPMENT

	Oil and natural gas properties	Exploration and evaluation assets	Corporate assets	Right of use assets	Total
Cost
Balance as at December 31, 2024	12,979.7	117.3	57.5	312.2	13,466.7
Additions	350.0	—	—	0.9	350.9
Acquisitions and dispositions	(0.5)	—	—	—	(0.5)
Change in decommissioning provision (Note 8)	0.8	—	—	—	0.8
Reclassified to assets held for sale	(199.9)	—	—	—	(199.9)
Balance as at March 31, 2025	13,130.1	117.3	57.5	313.1	13,618.0

Accumulated Depletion, Depreciation, Amortization
Balance as at December 31, 2024	(2,866.2)	—	(42.3)	(101.8)	(3,010.3)
Depletion, depreciation and amortization	(202.8)	—	(1.5)	(12.1)	(216.4)
Reclassified to assets held for sale	45.8	—	—	—	45.8
Balance as at March 31, 2025	(3,023.2)	—	(43.8)	(113.9)	(3,180.9)

Net book value, December 31, 2024	10,113.5	117.3	15.2	210.4	10,456.4
Net book value, March 31, 2025	10,106.9	117.3	13.7	199.2	10,437.1

For the three months ended March 31, 2025, $12.2 million of direct and incremental overhead charges were capitalized (for the three months ended March 31, 2024 – $10.9 million).

The calculation of depletion for the three months ended March 31, 2025 includes $11.2 billion of estimated future development costs required to bring the Company’s estimated proved plus probable reserves on production (December 31, 2024 – $11.5 billion). Depletion for the three months ended March 31, 2025 includes an adjustment related to oil inventory of $0.7 million (March 31, 2024 – $6.2 million).

Assets Held for Sale

At March 31, 2025, Strathcona determined that certain assets within its Montney segment met the classification for assets held for sale. Immediately prior to classifying the assets as held for sale, Strathcona assessed the assets for indicators of impairment. The recoverable amount exceeded the assets carrying value and as such no impairment loss was recognized. The assets held for sale had associated decommissioning liabilities of $0.8 million (see Note 17).

6 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted (unaudited)

Impairment of Property, Plant and Equipment

At March 31, 2025, the Company evaluated its cash-generating units ("CGUs") for indicators of impairment and determined that no indicators were present.

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at	March 31, 2025	December 31, 2024
Accrued liabilities	587.6	633.7
Trade payables	253.1	256.1
Other liabilities	15.9	28.9
Accounts payable and accrued liabilities	856.6	918.7

6. DEBT

As at	March 31, 2025	December 31, 2024
Revolving Credit Facility - due Mar 28, 2028(1)	1,948.6	1,766.9
Term Credit Facility - due Mar 28, 2028(1)	251.8	—
Senior Notes - due Aug 1, 2026	719.4	719.2
Unamortized debt issuance costs	(21.2)	(24.5)
Debt	2,898.6	2,461.6

(1)	The Company periodically borrows from its Revolving Credit Facility in US dollars (“USD” or “US$”) and the Term Credit Facility is denominated in USD. The Company enters into cross-currency interest rate swap (“CCS”) contracts concurrent with the applicable borrowing dates to take advantage of an interest rate arbitrage that results from the relationship between CAD and USD interest rates and forward foreign exchange curves. Foreign currency risk associated with these borrowings are offset at the time of borrowing using CCS contracts (see Note 13). Debt on the balance sheet includes the CAD equivalent of USD borrowings, translated at the period end exchange rate, which does not include the offsetting impact of CCS contracts. At March 31, 2025, the CCS contracts had an asset value of $0.4 million (December 31, 2024 - $28.6 million asset) and total debt includes an unrealized loss of $0.4 million (December 31, 2024 - unrealized loss of $28.6 million) related to USD borrowings on the Credit Facilities. Unrealized gains or losses on USD borrowings and offsetting unrealized gains or losses on CCS contracts are included in foreign exchange gains or losses on the Condensed Consolidated Interim Statements of Income and Comprehensive Income (see Note 11).

Bank Credit Facilities

(a)	Covenant-Based Revolving Credit Facility and Term Credit Facility

As at March 31, 2025, the Company had a covenant-based revolving credit facility of $2.5 billion (December 31, 2024 - $2.5 billion) with a syndicate of Canadian, U.S. and international financial institutions (the “Revolving Credit Facility”) and a US$175.0 million covenant-based term facility (December 31, 2024 - $nil) (the "Term Credit Facility" and together with the Revolving Credit Facility, the "Credit Facilities"). On April 25, 2025, the availability under the Revolving Credit Facility was increased to $3.0 billion. The agreement governing the Credit Facilities (the “Credit Agreement”) includes an accordion feature which permits the Company to increase the available Credit Facilities by up to an additional $250.0 million, subject to the satisfaction of certain conditions.

The Credit Facilities have a maturity date of March 28, 2028, provided that the maturity date will be May 1, 2026 if the Senior Notes (as defined below) remain outstanding and have not been refinanced or legally defeased at such date. There are no mandatory payments on either the Revolving Credit Facility or the Term Credit Facility. Borrowings under the Revolving Credit Facility may be drawn and repaid from time to time by the Company in Canadian or U.S. dollars. Borrowings under the Term Credit Facility were made in a single upfront draw in U.S. dollars and amounts repaid by the Company may not be re-borrowed. The Credit Facilities are not subject to annual or semi-annual reviews.

The Credit Facilities bear interest at the applicable prime lending rate, base rate, Canadian Overnight Repo Rate Average ("CORRA") or Secured Overnight Financing Rate (“SOFR”) plus applicable margins. The applicable margin charged by the lenders is dependent on the Company’s Senior Debt to Adjusted EBITDA ratio (as defined below) for the most recently completed quarter. The Credit Facilities are guaranteed by the Company's subsidiaries, and are secured by a security interest in substantially all of the existing and future assets of the Company and its subsidiaries, including by way of a floating charge debenture granted by the Company and each of its subsidiaries.

7 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted (unaudited)

As at March 31, 2025, the Company had letters of credit outstanding under the Revolving Credit Facility of $4.0 million (December 31, 2024 - $1.6 million).

(b)	Availability under bank credit facilities

Availability under the Company's Credit Facilities is calculated as follows:

As at	March 31, 2025	December 31, 2024
Revolving Credit Facility capacity(1)	2,500.0	2,500.0
Term Credit Facility capacity(2)	251.8	—
Credit Facilities debt at period end exchange rate	(2,200.4)	(1,766.9)
Unrealized loss on US borrowings	0.4	28.6
Letters of credit outstanding	(4.0)	(1.6)
Availability	547.8	760.1

(1)	On April 25 2025, the credit capacity under the Revolving Credit Facility increased to $3.0 billion.

(2)	CAD equivalent converted at the period end exchange rate.

(c)	Financial Covenants

The Credit Agreement has three financial covenants which are calculated quarterly (as set out below).

(i)	Total Debt to Adjusted EBITDA Ratio – All debt excluding the Financing Agreement (see Note 7), capital leases and letters of credit constituting debt (“Total Debt”), each as defined in the Credit Agreement shall not exceed 4.0 times trailing 12-month net income before non-cash items, income taxes, interest expense and extraordinary and non-recurring losses, adjusted for material acquisitions or dispositions as if they occurred on the first day of the calculation period (“Adjusted EBITDA”). For the purposes of Adjusted EBITDA, lease payments are deducted from the calculation if a lease would have been considered an operating lease before the adoption of IFRS 16.

(ii)	Senior Debt to Adjusted EBITDA Ratio – Total Debt excluding permitted junior debt (e.g. Senior Notes), as defined in the Credit Agreement, shall not exceed 3.5 times trailing 12-month Adjusted EBITDA.

(iii)	Interest Coverage Ratio – Trailing 12-month Adjusted EBITDA, shall not be less than 3.5 times cash interest expense, as defined in the Credit Agreement.

As at March 31, 2025, the Company was in compliance with such financial covenants.

Senior Notes

As at March 31, 2025, Strathcona had $719.4 million (December 31, 2024 - $719.2 million) of senior unsecured notes outstanding, in aggregate principal amount of US$500.0 million, due August 1, 2026 (the “Senior Notes”). The Senior Notes bear interest at 6.875% per annum, payable semi-annually in arrears on February 1 and August 1 of each year. The Senior Notes are redeemable at Strathcona’s option, in whole or in part, at the following redemption prices:

Date	Price
August 1, 2024	101.719%
August 1, 2025 and thereafter	100.000%

The Senior Notes have no financial maintenance covenants.

Demand Letter of Credit Facility

As at March 31, 2025, the Company had a $100.0 million (December 31, 2024 - $100.0 million) demand letter of credit facility with a financial institution (the “LC Facility”). The LC Facility is supported by an account performance security guarantee issued by Export Development Canada in favour of the financial institution. The Company and its subsidiaries have indemnified Export Development Canada for the amount of any payment made by Export Development Canada to the financial institution pursuant to such account performance security guarantee; however, the obligations under such indemnity are unsecured. The letters of credit outstanding under the LC Facility do not impact the Company’s borrowing capacity under the

8 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted (unaudited)

Revolving Credit Facility. As at March 31, 2025, the Company had letters of credit in the amount of $68.8 million (December 31, 2024 - $70.3 million) outstanding under the LC Facility.

Interest Expense

For the Three Months Ended March 31,	2025	2024
Credit Facilities interest	26.6	41.0
Senior Notes interest	12.3	11.6
Realized gain on interest rate swaps	(0.5)	(7.2)
Interest expense	38.4	45.4

7. LEASE AND OTHER OBLIGATIONS

As at	March 31, 2025	December 31, 2024
Lease obligations, beginning of period	234.6	258.8
Additions	0.9	16.8
Accretion (Note 10)	5.5	24.1
Settlements	(17.3)	(69.5)
Foreign exchange	—	4.4
Lease obligations, end of period	223.7	234.6

Other obligations, beginning of period	112.4	147.4
Additions	—	112.4
Accretion (Note 10)	2.7	15.4
Settlements	(30.8)	(167.2)
Loss on settlement	—	4.4
Other obligations, end of period	84.3	112.4
Lease and other obligations, end of period	308.0	347.0
Lease and other obligations current portion	64.3	64.5
Lease and other obligations long-term portion	243.7	282.5

At the beginning of 2024, other obligations included an asset-backed financing agreement on certain processing facility interests with a maturity date of January 1, 2031. This asset-backed financing arrangement gave the Company the option to repurchase the processing facilities interest at any time at specified prices. On July 15, 2024, Strathcona exercised this repurchase option for $157.6 million.

On August 9, 2024 Strathcona entered into a new asset-backed financing agreement backed by its interest in certain processing facility interests (the “Financing Agreement”) for $112.4 million, which consideration was provided by way of the lender's concurrent assumption of premiums on bought calls from Strathcona.

The Financing Agreement has a maturity date of July 31, 2029 and bears interest at a fixed rate. Principal and interest payments are due monthly, with principal payments that commenced February 1, 2025. The Company may also repurchase the processing facilities interest (the “Repurchase Option”) at any time at the specified prices set out in the Financing Agreement. The Repurchase Option is a combination of the remaining principal balance and a varying option premium that is dependent on the time of exercise.

9 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted (unaudited)

8. DECOMMISSIONING PROVISION

As at	March 31, 2025	December 31, 2024
Balance, beginning of period	290.7	351.3
Additions	0.9	8.5
Liabilities acquired	0.3	—
Liabilities disposed	—	(0.5)
Settlements – government grant(1)	—	0.2
Settlements – other	(23.5)	(35.7)
Changes in estimates	(0.4)	(61.4)
Accretion (Note 10)	7.3	28.3
Reclassified to liabilities associated with assets held for sale (Note 4)	(0.8)	—
Balance, end of period	274.5	290.7
Current portion	41.0	40.9
Long-term portion	233.5	249.8

(1)	Relates to amounts granted to the Company through the Site Rehabilitation Program (Alberta), Dormant Sites Reclamation Program (British Columbia) and the Accelerated Site / Closure Program (Saskatchewan) to pay service companies to complete abandonment and reclamation work.

As at March 31, 2025, the uninflated and undiscounted estimated cash flows required to settle the obligation were $1,041.6 million (December 31, 2024 – $1,040.6 million), which have been inflated at a rate of 2.00% (December 31, 2024 – 2.00%) and discounted using a credit adjusted rate of 10.00% (December 31, 2024 – 10.00%). The expected timing of payment of the cash flows required for settling the obligations are substantially expected to be incurred between 2026 and 2084.

9. OIL AND NATURAL GAS SALES

For the Three Months Ended March 31,	2025	2024
Bitumen blend	721.7	623.7
Heavy oil, blended and raw	454.1	416.5
Light oil and condensate	179.8	165.8
Other natural gas liquids	29.3	30.3
Natural gas	74.1	62.5
Oil and natural gas sales	1,459.0	1,298.8

10. FINANCE COSTS

For the Three Months Ended March 31,	2025	2024
Accretion of lease obligations (Note 7)	5.5	6.2
Accretion of other obligations (Note 7)	2.7	4.9
Accretion of decommissioning provision (Note 8)	7.3	7.1
Amortization of debt issuance costs	5.2	4.1
Finance costs	20.7	22.3

10 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted (unaudited)

11. FOREIGN EXCHANGE (GAIN) LOSS

For the Three Months Ended March 31,	2025	2024
Realized (gain) loss – foreign exchange	(0.2)	2.0
Unrealized loss – Senior Notes	0.2	14.9
Unrealized (gain) loss – Credit Facilities(1)	(28.2)	50.1
Unrealized loss (gain) – cross-currency swaps(1)	28.2	(49.5)
Unrealized (gain) loss – other	(1.0)	2.9
Foreign exchange (gain) loss	(1.0)	20.4

(1)	Strathcona enters into CCS contracts, which offset foreign currency risk on USD denominated debt drawn under the Credit Facilities. At maturity, the realized gains and losses relating to USD borrowings will be offset by the realized gains and losses on CCS contracts. See Note 6.

12. SHARE CAPITAL

(a)	Share Capital

	Total Common Shares
	Shares	$
Balance, December 31, 2024	214.2	3,590.5
Issuance - share pass-through	19.5	566.5
Cancellation - share pass-through	(19.5)	(566.5)
Share issue costs	—	(0.3)
Balance as at March 31, 2025	214.2	3,590.2

On January 31, 2025, two of the limited partnerships comprising WEF (the "Limited Partnerships"), completed a share pass-through transaction resulting in the disposition of 24,010,576 Common Shares by the Limited Partnerships to their limited partners (the "Pass-through Transaction"). Following completion of the Pass-through Transaction, the ownership of the issued and outstanding Common Shares by entities comprising WEF collectively decreased from approximately 90.8% to approximately 79.6%.

The Pass-through Transaction was comprised of a series for re-organizational steps, including the issuance by Strathcona of 19,534,409 Common Shares to limited partners of the Limited Partnerships upon the dissolution of the Limited Partnerships. Notwithstanding such issuance, the number of issued and outstanding Common Shares remained the same following the completion of the Pass-Through Transaction.

(b)	Net Income (Loss) per Share

Basic and diluted per share amounts are calculated as net income divided by the weighted average number of common shares outstanding. At March 31, 2025 and 2024, the Company had no dilutive instruments outstanding.

For the Three Months Ended March 31,	2025	2024
Weighted average common shares (millions) – basic and diluted	214.2	214.2

(c)	Dividends

During the three months ended March 31, 2025, Strathcona declared and paid total dividends of $55.7 million, or $0.26 per common share ($nil - in the three months ended March 31, 2024).

On May 15, 2025, the Board declared a quarterly dividend of $0.30 per common share to be paid on June 23, 2025 to all shareholders of record on June 13, 2025.

11 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted (unaudited)

13. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

At March 31, 2025, the Company’s financial instruments include accounts receivable, risk management contracts, CCS contracts, marketable securities, accounts payable and accrued liabilities, cross-currency swaps, other obligations and debt.

The estimated fair values of the financial instruments have been determined based on the Company’s assessment of available market information. These estimates may not necessarily be indicative of the amounts that could be realized or settled in a market transaction. The fair values of the financial instruments, other than the Company’s risk management contracts, marketable securities and debt approximate their carrying amounts due to the short-term maturity of these instruments.

The Company’s risk management contracts, CCS contracts and marketable securities are classified as Level 1 in the fair value hierarchy. For purposes of estimating the fair value of risk management contracts and CCS contracts, the Company uses quoted market prices in active markets for identical assets or liabilities. For marketable securities, the Company uses quoted share prices to determine fair value.

The Company’s Senior Notes are classified as Level 1 in the fair value hierarchy. At March 31, 2025, the fair value of the Company’s Senior Notes was $719.1 million. The fair value of all other debt approximates its carrying amount given the indexed rates of interest.

The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities. These risks include credit risk, liquidity risk and market risk. There have been no significant changes in the Company’s risk management policies during the three months ended March 31, 2025.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. This will arise principally from outstanding receivables related to oil and natural gas customers, counterparties related to financial derivative contracts and joint interest partners.

On entering into any business contract, the extent to which the arrangement exposes the Company to credit risk is considered. The Company’s policy to mitigate credit risk associated with these balances is to establish relationships with reputable counterparties, review the financial capacity of its counterparties, may request prepayment and, in certain circumstances, the Company may seek enhanced credit protection from a counterparty or purchase accounts receivable insurance. Receivables from oil and natural gas sales are generally collected on or about the 25th day of the month following production. Joint operations receivables are typically collected within one to three months of the invoice being issued.

The Company’s maximum exposure to credit risk at March 31, 2025 is in respect of accounts receivable, risk management assets and CCS, net of expected credit losses provision. As at March 31, 2025, $0.2 million of accounts receivable were past due, all of which were considered collectable (December 31, 2024 – $1.2 million).

The following table provides a summary of the Company’s maximum exposure to credit risk:

As at	March 31, 2025	December 31, 2024
Oil and natural gas sales	332.9	325.5
Joint interest partners	5.7	5.1
Other	23.0	20.0
	361.6	350.6
Allowance for credit losses	(2.4)	(2.4)
Accounts receivable	359.2	348.2
Cross-currency swap asset	0.4	28.6
Risk management asset	—	47.0
Total credit exposure	359.6	423.8

The oil and gas industry has a pre-arranged monthly clearing day for payment of revenues from all buyers of oil and natural gas; this occurs on or about the 25th day following the month of sale. As a result, the Company’s oil and natural gas sales receivables are current. All other accounts receivable are generally contractually due within 30 days.

The Company had two external customers exceeding 10% of total oil and natural gas sales that accounted for approximately 22% or $326.6 million of the Company's revenue for the three months ended March 31, 2025 (March 31, 2024 – two external customers for 23% or $297.1 million). Included in accounts receivable at March 31, 2025 was $332.9 million of accrued sales

12 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted (unaudited)

revenue for March 2025 production (December 31, 2024 - $325.5 million for December 2024 production). At March 31, 2025, two external customers accounted for approximately 29% or $105.9 million of the total accounts receivable balance (December 31, 2024 – one external customer for 10% or $31.3 million).

Credit risk related to joint interest receivables is mitigated by obtaining partner approval of significant capital expenditures prior to expenditure and in certain circumstances may require cash deposits in advance of incurring financial obligations on behalf of joint interest partners. The Company may have the ability to withhold production from joint interest partners in the event of non-payment or may be able to register security on the assets of joint interest partners.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company regularly prepares and updates budgets and forecasts in order to monitor its liquidity and ability to meet its financial obligations and commitments, including the ability to comply with financial covenants. As of the date of these financial statements, management's forecasts for Strathcona indicate that financial covenants for the next twelve months will be met under the Credit Facilities and that the Company has sufficient resources to manage a working capital deficit when required.

At March 31, 2025, the Company had availability under the Credit Facilities of $547.8 million after considering letters of credit outstanding. At December 31, 2024, availability under the Revolving Credit Facility was $760.1 million, see Note 6.

Future liquidity depends on the ability of Strathcona to access debt markets, availability under credit facilities, availability of additional equity, cash flow from operations and the ability to comply with financial covenants. Various industry risk factors, including uncertainty around improvements in global commodity prices and pipeline and transportation capacity constraints in Western Canada, may adversely affect Strathcona’s future liquidity.

At March 31, 2025, the Company had working capital of $19.0 million (December 31, 2024 - working capital deficit of $545.6 million).

The following tables detail the cash flows and contractual maturities of the Company’s financial liabilities:

As at March 31, 2025	Total	<1 year	1-3 years	4-5 years	> 5 years
Credit Facilities(1) (Note 6)	2,200.0	—	2,200.0	—	—
Senior Notes(2) (Note 6)	793.6	49.5	744.1	—	—
Accounts payable and accrued liabilities	856.6	856.6	—	—	—
Risk management contract liability	117.9	58.1	59.8	—	—
Lease and other obligations(3) (Note 7)	450.9	90.1	143.4	136.8	80.6
Total	4,419.0	1,054.3	3,147.3	136.8	80.6

(1)	Contractual amount reflects contracted settlement price on cross-currency interest rate swap ("CCS") contracts and excludes future interest payments on borrowings.

(2)	Amounts represent repayment of the Senior Notes ($719.4 million) and associated interest payments ($74.2 million) based on the foreign exchange rate in effect on March 31, 2025.

(3)	Amounts relate to undiscounted payments for lease and other obligations. The estimation of future cash payments related to other obligations reflects minimum required payments and may change based on the principal and interest payment options taken. See Note 7.

Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on financial markets. Based upon the Company’s marketable securities as at March 31, 2025, a 10% increase (decrease) in the market price of the securities held, would have resulted in an increase (decrease) to the income and comprehensive income of $48.2 million and $48.2 million, respectively.

Market risk

Market risk is the risk that the future fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk is comprised of commodity price risk, foreign exchange risk and interest rate risk.

As at March 31, 2025, the following table summarizes the fair values of the Company’s risk management contracts (excluding cross-currency interest rate swaps):

13 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted (unaudited)

As at	March 31, 2025
	Commodity	Foreign Exchange	Interest Rate	Total
Risk management liability – current	(26.1)	(24.1)	(7.9)	(58.1)
Risk management liability – long-term	—	(17.9)	(41.9)	(59.8)
Total (liability) asset	(26.1)	(42.0)	(49.8)	(117.9)

As at	December 31, 2024
	Commodity	Foreign Exchange	Interest Rate	Total
Risk management asset – current	47.0	—	—	47.0
Risk management liability – current	—	(43.0)	(1.6)	(44.6)
Risk management liability – long-term	—	(14.1)	(29.0)	(43.1)
Total (liability) asset	47.0	(57.1)	(30.6)	(40.7)

The Company’s loss on risk management contracts was as follows:

For the Three Months Ended March 31,	2025	2024
(Loss) gain on risk management contracts - realized	(0.9)	4.5
Loss on risk management contracts - unrealized	(77.1)	(44.2)
Total loss on risk management contracts	(78.0)	(39.7)

Commodity price risk

The Company’s operational results and financial condition are largely dependent on the commodity price received for oil and natural gas production. Commodity prices may be impacted by global and regional factors including supply and demand fundamentals, inventory levels, exchange rates, global pandemic or natural disasters and respective responses from various levels of government, economic and geopolitical factors. Changes in commodity prices could have a significant positive or negative impact on Strathcona's net income.

The following table summarizes the Company’s risk management contracts as at March 31, 2025:

Term	Contract(1)	Index	Currency	Volume	Units	Price
Jan 1, 2025 - Dec 31, 2025	Swap	WCS	USD	45,000	bbl/d	$(12.94)
Apr 1, 2025 - Dec 31, 2025	Swap	WCS	USD	5,000	bbl/d	$(12.90)
Apr 1, 2025 - Jun 30, 2025	Swap	ARV	USD	18,500	bbl/d	$(3.59)
Jul 1, 2025 - Sep 30, 2025	Swap	ARV	USD	23,500	bbl/d	$(3.46)

(1)	For swap contracts, Strathcona receives the fixed price and pays the index.

The fair value of the Company’s risk management contracts as at March 31, 2025 are sensitive to fluctuations in commodity prices. With all other variables held constant, a 10% increase in commodity prices could increase the unrealized loss on risk management contracts by $24.7 million, impacting income before income taxes. A 10% decrease in commodity prices could reduce the unrealized loss on risk management contracts by $24.2 million, impacting income before income taxes.

Foreign exchange risk

The Company is exposed to fluctuations of the CAD to USD exchange rate given commodity pricing is directly influenced by USD denominated benchmark pricing. In addition, the Company borrows from Credit Facilities in USD and the Senior Notes are denominated in USD.

14 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted (unaudited)

The following table summarizes the Company's foreign exchange contracts on revenues as at March 31, 2025:

Term	Contract	Bought Put - USD per Month	Bought Put Price - CAD/USD	Sold Call - USD per Month	Sold Call - CAD/USD
Feb 1, 2025 - Jun 30, 2026	Collar	100.0 million	1.2500	130.0 million	1.4500

The following table summarizes the Company's foreign exchange contract on the Senior Notes as at March 31, 2025:

Expiry	Contract	USD	CAD/USD Strike
Jul 31, 2026	Sold Put Option	500.0 million	1.3775

Foreign exchange risk on USD denominated borrowings on the Credit Facilities is offset by entering into CCS contracts at the time of a USD borrowing. As part of the CCS, the CAD/USD foreign exchange rate at the beginning and end of the SOFR borrowing term is fixed so the Company does not have any foreign exchange risk on its USD borrowings. As at March 31, 2025, the Company had CCS contracts outstanding totaling:

Notional (US$)	Maturity Date	Contract Price
1,208.6 million	April 17, 2025	CAD/USD 1.4395
175.0 million	April 28, 2025	CAD/USD 1.4309

The carrying amounts of the Company’s USD denominated monetary assets and liabilities exposed to fluctuations in the CAD/USD foreign currency exchange rate are as follows:

As at	March 31, 2025	December 31, 2024
(US$)
Assets	96.3	110.7
Liabilities	(629.9)	(622.7)
Net liabilities	(533.6)	(512.0)

With all other variables held constant, a $0.01 change in the CAD/USD foreign exchange rate at March 31, 2025 would result in a change in USD denominated monetary assets and liabilities and change income before income taxes by $5.3 million (December 31, 2024 – $5.1 million).

Interest rate risk

The Company is exposed to movements in floating interest rates on the Revolving Credit Facility and other liabilities. At March 31, 2025, the following risk management contracts were in place to fix interest rates:

Notional (C$)	Term(1)	Contract	Index	Contract Price
1,500.0 million	Oct 1, 2024 - Apr 30, 2030	Swap	CORRA	2.9453%

(1)	The swap contracts have a term to April 30, 2030. The counterparties have an option to terminate the swap effective May 1, 2028, which is exercisable on April 28, 2028.

At March 31, 2025, an increase or decrease to interest rates of 50 basis points would result in a $3.5 million impact on annualized interest expense (December 31, 2024 - $1.2 million), impacting income before income taxes. The Company is not exposed to interest rate risk on the Senior Notes and other obligations as they bear a fixed interest rate.

Capital management

The Company’s policy is to maintain a strong capital base for the objectives of maintaining financial flexibility, creditor and market confidence and to sustain the future development of the business. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas assets. The Company considers its capital structure to include equity, long-term debt and working capital.

15 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted (unaudited)

14. COMMITMENTS AND CONTINGENCIES

As at March 31, 2025, the Company is committed to the following non-cancellable payments:

	Total	< 1 year	1-3 years	4-5 years	> 5 years
Transportation and processing commitments	2,063.6	298.3	529.4	434.5	801.4
Capital commitments	103.2	101.9	1.3	—	—
Other	25.1	13.2	9.9	2.0	—
Total	2,191.9	413.4	540.6	436.5	801.4

15. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital

For the Three Months Ended March 31,	2025	2024
Source (use) of cash:
Accounts receivable	(11.0)	(25.5)
Inventory	0.6	(9.6)
Prepaid expenses and deposits	(13.0)	0.7
Other assets - Sable remediation fund	4.5	—
Accounts payable and accrued liabilities	(60.5)	(12.3)
Deferred revenue	(1.1)	(0.4)
	(80.5)	(47.1)

Related to operating activities	(17.1)	(35.1)
Related to financing activities	—	—
Related to investing activities	(63.4)	(12.0)

Items not involving cash

For the Three Months Ended March 31,	2025	2024
Depletion, depreciation and amortization (Note 4)	215.7	221.8
Unrealized loss on risk management contracts (Note 13)	77.1	44.2
Unrealized (gain) loss on foreign exchange (Note 11)	(0.8)	18.4
Unrealized gain on marketable securities (Note 3)	(22.7)	—
Unrealized loss on Sable remediation fund	—	0.1
Finance costs (Note 10)	20.7	22.3
Deferred tax expense	62.2	48.1
	352.2	354.9

16 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted (unaudited)

16. SEGMENT INFORMATION

The Chief Operating Decision Makers ("CODMs") of the Company are comprised of the Chief Financial Officer, Chief Operating Officer and Chief Commercial Officer. The CODMs review and evaluate the Company's performance, and have identified three operating segments based on the similarity of services and goods provided and economic characteristics exhibited by the operating segments. The three operating segments are:

• Cold Lake, which includes the development and production of bitumen in the Cold Lake region of Northern Alberta;

• Lloydminster, which includes the development and production of heavy oil through enhanced oil recovery and thermal steam-assisted gravity drainage ("SAGD") methods in Southeast Alberta and Southwest Saskatchewan; and

• Montney, which includes the development and production of liquids rich natural gas produced from the Montney region in Northwest Alberta and Northeast British Columbia.

The Company reports activities not directly attributable to an operating segment under Corporate.

The following tables present the financial performance by reportable segment and include a measure of segment profit or loss regularly reviewed by the CODMs for the noted periods ended March 31, 2025 and 2024. Certain comparative information related to finance costs, general and administrative costs and decommissioning costs have been allocated by segment to conform with current period presentation.

17 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted (unaudited)

For the Three Months	Cold Lake		Lloydminster		Montney		Corporate		Consolidated
Ended March 31,	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Segment revenues
Oil and natural gas sales	721.7	623.8	454.6	417.0	282.7	258.0	—	—	1,459.0	1,298.8
Sale of purchased product	2.4	1.0	4.9	—	—	—	—	1.0	7.3	2.0
Royalties	(69.4)	(57.1)	(43.0)	(42.8)	(25.8)	(26.3)	—	—	(138.2)	(126.2)
Oil and natural gas revenues	654.7	567.7	416.5	374.2	256.9	231.7	—	1.0	1,328.1	1,174.6

Segment expenses
Purchased product	2.7	1.0	4.9	—	—	—	—	1.0	7.6	2.0
Blending costs	281.0	251.8	45.2	42.8	—	—	—	—	326.2	294.6
Production and operating	93.9	91.8	88.5	79.3	48.8	43.1	—	—	231.2	214.2
Transportation and processing	21.2	21.6	66.8	65.2	54.4	56.6	—	—	142.4	143.4
Depletion, depreciation and amortization	43.2	42.9	100.6	99.1	68.1	76.0	3.8	3.8	215.7	221.8
General and administrative	7.1	6.0	12.1	10.8	5.5	5.2	—	—	24.7	22.0
Finance costs	0.8	0.8	0.9	1.1	6.3	8.9	12.7	11.5	20.7	22.3
Other income	—	—	—	—	—	—	(1.2)	(0.1)	(1.2)	(0.1)
Interest	—	—	—	—	—	—	38.4	45.4	38.4	45.4
	449.9	415.9	319.0	298.3	183.1	189.8	53.7	61.6	1,005.7	965.6
Operating earnings	204.8	151.8	97.5	75.9	73.8	41.9	(53.7)	(60.6)	322.4	209.0

Loss on risk management contracts							78.0	39.7	78.0	39.7
Transaction related costs							0.6	0.1	0.6	0.1
Foreign exchange (gain) loss							(1.0)	20.4	(1.0)	20.4
Unrealized loss on Sable remediation fund							—	0.1	—	0.1
Gain on marketable securities							(22.7)	—	(22.7)	—
Income before income taxes									267.5	148.7
Deferred tax expense									62.2	48.1
Income and comprehensive income									205.3	100.6

	Cold Lake		Lloydminster		Montney		Corporate		Consolidated
For the Three Months Ended March 31,	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Capital expenditures	89.2	58.9	151.8	95.7	109.0	129.9	—	1.6	350.0	286.1
Decommissioning costs(1)	—	—	—	—	—	—	23.5	11.4	23.5	11.4

(1)	Decommissioning costs include amounts granted to the Company through the Site Rehabilitation Program (Alberta), Dormant Sites Reclamation Program (British Columbia) and the Accelerated Site Closure Program (Saskatchewan) to pay service companies to complete abandonment and reclamation work.

18 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted (unaudited)

17. SUBSEQUENT EVENTS

Montney Dispositions

Subsequent to March 31, 2025 the Company entered into three separate asset purchase and sale agreements to dispose of substantially all of the assets in its Montney segment.

Groundbirch Asset Sale

On May 2, 2025, the Company entered into an asset purchase and sale agreement with Tourmaline Oil Corp. ("Tourmaline") pursuant to which the Company has agreed to sell certain assets primarily located in the Groundbirch area in Northeast British Columbia (the “Groundbirch Asset Sale”) for aggregate proceeds of $291.5 million, subject to closing adjustments. Closing of the transaction is expected to occur in the second quarter of 2025, subject to receipt of regulatory approvals and the satisfaction of other customary closing conditions. The purchase price will be paid on closing in common shares of Tourmaline. The Groundbirch Asset Sale Agreement does not contain any restrictions on the Company's ability to dispose of the consideration shares.

Kakwa Asset Sale

On May 14, 2025, the Company entered into an asset purchase and sale agreement with ARC Resources Ltd. pursuant to which the Company has agreed to sell certain assets primarily located in the Kakwa area in Northwest Alberta (the “Kakwa Asset Sale”) for $1,695.0 million in total value ($1,650.0 million in cash and approximately $45.0 million in assumed lease obligations), subject to closing adjustments. Closing of the transaction is expected to occur early in the third quarter of 2025, subject to receipt of regulatory approvals and the satisfaction of other customary closing conditions.

Grande Prairie Asset Sale

On May 14, 2025, the Company entered into an asset purchase and sale agreement to sell certain assets primarily located in the Grande Prairie area in Northwest Alberta (the “Grande Prairie Asset Sale”) for $850.0 million in total value ($750.0 million in cash and approximately $100.0 million in assumed lease obligations), subject to closing adjustments. Closing of the transaction is expected to occur early in the third quarter of 2025, subject to receipt of regulatory approvals and the satisfaction of other customary closing conditions.

Acquisition

Hardisty Rail Terminal

In the first quarter, the Company signed a definitive agreement to acquire the Hardisty Rail Terminal ("HRT") for cash consideration of $50.0 million, $45.0 million net after estimated closing adjustments. The acquisition closed on April 4, 2025. HRT, located in Hardisty Alberta, is the largest crude-by-rail terminal in Western Canada.

19 | STRATHCONA RESOURCES LTD.